NOTICE UNDER SECTION 630(3) CORPORATIONS ACT
                    RELATING TO JUPITERS LIMITED TAKEOVER OF
                             BREAKWATER ISLAND TRUST

Jupiters Limited ACN 010 741 045 ("JUPITERS") gives notice pursuant to section 630(3) of the Corporations Act in relation to its offers dated 29 October 2002 for all of the units in the Breakwater Island Trust ("BREAKWATER") that:

(a) as at the date of this notice, the following conditions of each offer (being conditions that specified events should occur during the bid period ) had been fulfilled:

(i) the minimum acceptance condition in section 7.10(a)(i) of the bidder's statement; and
(ii) the regulatory approval condition in section 7.10(a)(ii) of the bidder's statement;
(b) to the knowledge of Jupiters, at the time of lodging this notice for publication, none of the conditions in section 7.10(a)(iii) of the bidder's statement (being conditions that specified events should occur during the bid period) had been fulfilled;
(c) to the knowledge of Jupiters, at the time of lodging this notice for publication, none of the conditions in section 7.10(b) of the bidder's statement (being conditions that specified events should not occur during the bid period) had been fulfilled;
(d) on 19 December 2002 Jupiters freed the offers and all contracts formed by the acceptance of the offers from the conditions contained in sections 7.10(a)(iii) and 7.10(b) of the bidders statement and declared the offers unconditional; and
(e) at the date of this notice, 9.30 am EDST, the voting power of Jupiters in Breakwater was 90.9%.


     20  December  2002

JUPITERS LIMITED IS A PUBLIC LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST AND TREASURY CASINO IN BRISBANE, AS WELL AS HOLDING AN INVESTMENT IN AND THE MANAGEMENT CONTRACT FOR THE TOWNSVILLE CASINO. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES, ONLINE SPORTSBETTING THROUGH CENTREBET BASED IN THE NORTHERN TERRITORY AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS OVER 20,000 INVESTORS IN ORDINARY SHARES, OVER 5,100 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.